UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jaws Spitfire Acquisition Corporation

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G50740102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G50740102

1.	Names of Reporting Persons Spitfire Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 8,575,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,575,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.9% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Barry S. Sternlicht
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,575,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,575,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,575,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.9% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s Class B ordinary shares, which will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-250151).

(2)	Based on 34,500,000 Class A ordinary shares, $0.0001 par value, and 8,625,000 Class B ordinary shares, $0.0001 par value, issued and outstanding as of January 15, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 15, 2021 and assuming the conversion of all the shares of Class B ordinary shares held by Spitfire Sponsor LLC.

Item 1(a).	Name of Issuer Jaws Spitfire Acquisition Corporation
Item 1(b).	Address of the Issuer’s Principal Executive Offices 1601 Washington Avenue, Suite 800 Miami Beach, FL 33139
Item 2(a).	Names of Persons Filing This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Spitfire Sponsor LLC (ii) Barry S. Sternlicht
Item 2(b).	Address of the Principal Business Office, or if none, Residence: The address of each of the Reporting Persons is: 1601 Washington Avenue, Suite 800 Miami Beach, FL 33139
Item 2(c).	Citizenship The citizenship of Spitfire Sponsor LLC is the Cayman Islands. The citizenship of Barry S. Sternlicht is the United States.
Item 2(d).	Title of Class of Securities Class A Ordinary Shares, $0.0001 par value per share
Item 2(e).	CUSIP Number G50740102
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.
☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.
☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	(d) Investment company registered under Section 8 of the Investment Company Act.
☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).
☐	Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Person may be deemed to beneficially own 8,575,000 shares of the Issuer’s Class B ordinary shares, representing 19.9% of the total Class A and Class B ordinary shares issued and outstanding. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-250151).

Barry S. Sternlicht controls Spitfire Sponsor LLC, and as such has voting and investment discretion with respect to the securities held by Spitfire Sponsor LLC and may be deemed to have beneficial ownership of the securities held directly by Spitfire Sponsor LLC.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable
Item 8.	Identification and Classification of Members of the Group Not Applicable
Item 9.	Notice of Dissolution of Group Not Applicable
Item 10.	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021	Spitfire Sponsor LLC

	By:	/s/ Michael Racich
		Name:	Michael Racich
		Title:	Authorized Signatory

/s/ Barry S. Sternlicht
Barry S. Sternlicht

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)